SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            PRIMEX TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    741597108
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                                 (CUSIP Number)
                                                                with a copy to:
Jeffrey S. Halis                                           Eli S. Goldberg, Esq.
500 Park Avenue                                       Lowenstein, Sandler, Kohl,
Fifth Floor                                                Fisher & Boylan, P.A.
New York, New York  10022                                   65 Livingston Avenue
(212) 486-4794                                       Roseland, New Jersey  07068
                                                                (201) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 26, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                          Jeffrey S. Halis ###-##-####
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  2) Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   Not
     (b)   Applicable
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  3) SEC Use Only
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  4) Source of Funds (See Instructions):  WC

________________________________________________________________________________
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                    Not Applicable
________________________________________________________________________________
  6) Citizenship or Place of Organization:

                                  United States
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          Number of                      7) Sole Voting Power:         478,714*
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         Shares Beneficially              8) Shared Voting Power:             0
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         Owned by
         Each Reporting                   9) Sole Dispositive Power:    478,714*
                                             -----------------------------------
           Person With:                  10) Shared Dispositive Power:         0
                                             -----------------------------------

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11) Aggregate Amount Beneficially Owned by Each Reporting Person:

                                    478,714*
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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable
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13)  Percent of Class Represented by Amount in Row
                  (11):      9.2%*


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14)     Type     of     Reporting     Person     (See     Instructions):      IA
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     * 342,204 shares (6.6%) of Primex Technologies, Inc. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 68,080 shares (1.3%) of Primex Technologies, Inc. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 41,770 shares (0.8%) of Primex Technologies, Inc. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 26,660 shares (0.5%) of Primex Technologies, Inc. common stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P. and the Investment Management Agreement of Halo International, Ltd., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd., respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 1.           Security and Issuer.

          This statement relates to the common stock, par value $1.00 per share, of Primex Technologies, Inc., whose principal executive offices are located at 10101 Ninth Street North, St. Petersburg, Florida 33716-3807.

Item 2. Identity and  Background.

          The person filing this statement is Jeffrey S. Halis, whose business address is 500 Park Avenue, Fifth Floor, New York, New York 10022. Mr. Halis serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership ("Halo"). Halo serves as the sole general partner of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., each of which are Delaware limited partnerships having their principal executive offices located at 500 Park Avenue, Fifth Floor, New York, New York 10022. In addition, Halo serves as the investment manager for Halo International, Ltd., a company organized under the laws of the Cayman Islands having its principal executive offices located at Butterfield Fund Managers (Guernsy) Limited, Post Office Box 211, Butterfield House, The Grange, St. Peter Port, Guernsey, Channel Islands, GY1 3NQ. Each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd., are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 3. Source and Amount of Funds or Other  Consideration.

          All funds used to purchase shares of common stock of Primex Technologies, Inc. on behalf of Tyndall Partners, L.P. come directly from the net assets of Tyndall Partners, L.P. All funds used to purchase shares of common stock of Primex Technologies, Inc. on behalf of Tyndall Institutional Partners, L.P. come directly from the net assets of Tyndall Institutional Partners, L.P. All funds used to purchase shares of common stock of Primex Technologies, Inc. on behalf of Madison Avenue Partners, L.P. come directly from the net assets of Madison Avenue Partners, L.P. All funds used to purchase shares of common stock of Primex Technologies, Inc. on behalf of Halo International, Ltd. come directly from the net assets of Halo International, Ltd.

Item 4. Purpose of Transaction.

          The acquisition of the shares of common stock referred to in Item 5 is solely for investment purposes on behalf of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd., respectively. Mr. Halis has no plans or intentions which relate to or would result in any of the transactions required to be described in
Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

          Based upon information from Primex Technologies, Inc.'s management as of January 31, 1997 there were issued and outstanding 5,222,572 shares of common stock of Primex Technologies, Inc. As of February 26, 1997, Tyndall Partners, L.P. owned 342,204 of such shares, or 6.6% of those outstanding, Tyndall Institutional Partners, L.P. owned 68,080 of such shares, or 1.3% of those outstanding, Madison Avenue Partners, L.P. owned 41,770 of such shares, or 0.8% of those outstanding, and Halo International, Ltd. owned 26,660 of such shares, or 0.5% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Primex Technologies, Inc. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo
International, Ltd., in shares of common stock of Primex Technologies, Inc. since the most recent filing on Schedule 13D Amendment No. 1 (each of which were effected in ordinary brokers transactions):

                            A. Tyndall Partners, L.P.

    Date                          Quantity                              Price

                                   (Purchases)

 February 11, 1997                    10,180                             $19.63
 February 12, 1997                    15,000                             $19.75
 February 25, 1997                     5,000                             $19.13
 February 26, 1997                     3,000                             $18.13

                                     (Sales)

                                      NONE

                     B. Tyndall Institutional Partners, L.P.

    Date                            Quantity                              Price

                                   (Purchases)

 February 12, 1997                    3,000                               $19.75
 February 18, 1997                    2,930                               $19.75

                                     (Sales)

                                      NONE

                        C. Madison Avenue Partners, L.P.

   Date                              Quantity                              Price

                                   (Purchases)

 February 12, 1997                     2,000                              $19.75

                                     (Sales)

                                      NONE

                           D. Halo International, Ltd.

  Date                               Quantity                            Price

                                   (Purchases)

 February 12, 1997                    3,000                               $19.75
 February 24, 1997                    3,780                               $19.75
 February 25, 1997                    5,000                               $19.13

                                     (Sales)

                                      NONE

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of Primex Technologies, Inc. between Jeffrey S. Halis and any person or entity.

Item 7.  Material  to be Filed as Exhibits. Not applicable.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



                                         March 6, 1997



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                                         Jeffrey S. Halis, as a general partner
                                         of  Halo  Capital  Partners, L.P.,  the
                                         general  partner  of  each  of  Tyndall
                                         Partners,  L.P., Tyndall Institutional
                                         Partners,  L.P.,  and  Madison  Avenue
                                         Partners,  L.P., and  the  investment
                                         manager  for  Halo International, Ltd.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).